Exhibit 99.1

 Allot Communications Reports Non-GAAP Revenues of $27.3 Million
for the Fourth Quarter of 2013 and $97.1 Million for the full year

Hod Hasharon, Israel – February 11, 2014 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, today announced its fourth quarter and year end 2013 results, with non-GAAP revenues reaching $27.3 million and $97.1 million, respectively ($27.3 million and $96.5 million on a GAAP basis).

Fourth quarter highlights:

•	Non-GAAP revenues were $27.3 million ($27.3 million on a GAAP basis).

•	Non-GAAP gross margin was 76% (72% on a GAAP basis).

•	Non-GAAP operating margin was 11% (4% on a GAAP basis).

•	Book-to-bill above one.

•	Generated $7 million of operating cash flow. Net cash as of December 31st 2013 totals $121.6 million.

Financial results:

On a non-GAAP basis, total revenues for the fourth quarter of 2013 reached $27.3 million, compared with $24.1 million of revenue reported for the third quarter of 2013 and $28.5 million of revenue reported for the fourth quarter of 2012.  On a non-GAAP basis, net profit for the fourth quarter of 2013 was $3.2 million, or $0.10 per basic share and $0.09 per diluted share. This compares with non-GAAP net profit of $1.1 million, or $0.03 per basic and diluted share, in the third quarter of 2013 and a non-GAAP net profit of $4.6 million, or $0.14 per basic and diluted share, in the fourth quarter of 2012.

On a non-GAAP basis total revenues for the full year 2013 reached $97.1 million, compared with $107.1 million of revenue reported for the full year 2012. Net profit for the full year 2013 reached $4.0 million, or $0.12 per basic and diluted share. This compares with non-GAAP net profit of $19.8 million, or $0.62 per basic share and $0.59 per diluted share, reported for the full year 2012.

Total GAAP revenues for the fourth quarter of 2013 reached $27.3 million compared to $23.9 million of revenue reported for the third quarter of 2013 and $26.4 million of revenue reported for the fourth quarter of 2012 and. On a GAAP basis, the net profit for the fourth quarter of 2013 was $1.2 million, or of $0.04 per basic and diluted share. This compares with net loss of $1.9 million, or a net loss of $0.06 per basic and diluted share, in the third quarter of 2013 and a net loss of $15.1 million, or $0.46 per basic and diluted share, in the fourth quarter of 2012.

For the full year 2013, GAAP revenues reached $96.5 million, compared to $104.8 million in 2012. On a GAAP basis, net loss for the year 2013 was $6.5 million, or $0.20 per basic and diluted share, as compared with net loss of $6.7 million, or $0.21 per basic and diluted share, in 2012.

Key quarterly achievements:

•	During the quarter, large orders were received from 18 service providers, one of which is a new customer.

•	12 of the large orders came from mobile-service providers and 6 were from fixed-line service providers.

•	Allot’s ClearSee analytics selected by Tier-1 mobile operator in EMEA.

•	Allot Communications Video Optimization Solution chosen by EMEA mobile operator.

•	Received $4 million expansion order from a Tier-1 European mobile operator for expanded analytics capabilities and Value-Added Service (VAS) functions.

As of December 31, 2013, cash, cash equivalents, short-term deposits and marketable securities totaled $121.6 million with no debt.

"Our financial performance during the fourth quarter reflects the booking's strength we felt throughout the year, and we were able to register another quarter of book-to-bill above one. We sense initial signs of improvement in the EMEA region,” said Rami Hadar, Allot Communications' President and CEO. "The change in momentum of our bookings, stems mostly from the growth of our VAS activities. As we enter 2014, our funnel of opportunities and growth directions are both healthy and diversified.”

Conference Call & Webcast

The Allot management team will host a conference call to discuss fourth quarter and year end 2013 earnings results today at 8:30 AM ET, 3:30 p.m. Israel time.

To access the conference call, please dial one of the following numbers: US: +1 646 254 3366, UK: +44(0)20 3427 1907, Israel: +9723721 9510, participant code 8126338.

A replay of the conference call will be available from 12:00 AM ET on February 11, 2014 through March 10, 2014 at 6:59 PM ET time. To access the replay, please dial: US:  +1 347 366 9565; UK: +44 (0) 20 3427 0598, access code: 8126338.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast also will be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) is a leading global provider of intelligent broadband solutions that put mobile, fixed and enterprise networks at the center of the digital lifestyle and work style. Allot’s DPI-based solutions identify and leverage the business intelligence in data networks, empowering operators to analyze, protect, improve and enrich the digital lifestyle services they deliver. Allot’s unique blend of innovative technology, proven know-how, collaborative approach to industry standards and partnerships enables service providers worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

GAAP to Non-GAAP Reconciliation

The discrepancy between GAAP and non-GAAP revenues is related to the acquisitions made by the Company during the year and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net profit is defined as GAAP net profit after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock based compensation expenses, amortization of acquisition related intangible assets, regulatory 2 matters, acquisition related expenses and compensation expenses related to the acquisitions.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

Rami Rozen
AVP Corporate Development
International access code +972-52-569-4441
rrozen@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)	(Audited)

Revenues	$27,271	$26,362	$96,545	$104,752
Cost of revenues	7,757	7,918	26,818	31,037
Expense related to Settlement of OCS grant	-	15,886	-	15,886

Gross profit	19,514	2,558	69,727	57,829

Operating expenses:
Research and development costs, net	6,623	6,648	27,022	22,060
Sales and marketing	10,113	9,707	39,817	34,127
General and administrative	1,707	2,560	9,952	10,664
Total operating expenses	18,443	18,915	76,791	66,851
Operating profit (loss)	1,071	(16,357)	(7,064)	(9,022)
Financial income and others, net	144	327	727	1,358
Profit (loss) before tax expenses (benefit)	1,215	(16,030)	(6,337)	(7,664)

Tax expenses (benefit)	30	(969)	120	(926)
Net profit (loss)	1,185	(15,061)	(6,457)	(6,738)

Basic net profit (loss) per share	$0.04	$(0.46)	$(0.20)	$(0.21)

Diluted net profit (loss) per share	$0.04	$(0.46)	$(0.20)	$(0.21)

Weighted average number of shares
used in computing basic net
earnings per share	32,816,792	32,471,655	32,680,766	31,959,921

Weighted average number of shares
used in computing diluted net
earnings per share	33,418,398	32,471,655	32,680,766	31,959,921

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)	(Audited)

GAAP net profit (loss) as reported	$1,185	$(15,061)	$(6,457)	$(6,738)

Non-GAAP adjustments

Fair value adjustment for acquired deferred revenues write down	70	2,109	530	2,367
Expenses recorded for stock-based compensation
Cost of revenues	79	68	368	222
Research and development costs, net	414	429	1,666	1,185
Sales and marketing	691	709	3,106	2,060
General and administrative	651	553	2,591	1,349
Expenses related to M&A activities and compliance with regulatory matters (*)
General and administrative (G&A)	4	(73)	40	1,992
Adjustment of contingent earnout (G&A)	(1,089)	(261)	(1,089)	(261)
Research and development costs, net	-	92	28	435
Sales and marketing	-	62	12	210
Intangible assets amortization
Cost of revenues	1,090	969	2,683	1,903
S&M	58	26	231	43
Tax benefit (**)	-	(877)	-	(877)
Expense related to settlement of OCS grants (Cost of revenues)	-	15,886	250	15,886

Total adjustments	1,968	19,692	10,416	26,514

Non-GAAP net profit	$3,153	$4,631	$3,959	$19,776

Non- GAAP basic net profit per share	$0.10	$0.14	$0.12	$0.62

Non- GAAP diluted net profit per share	$0.09	$0.14	$0.12	$0.59

Weighted average number of shares
used in computing basic net
earnings per share	32,816,792	32,471,655	32,680,766	31,959,921

Weighted average number of shares
used in computing diluted net
earnings per share	33,596,539	33,840,004	33,554,103	33,641,115

(*) Mostly legal, finance and compensation expenses related to the acquisition
(**) Tax benefit in respect of net deferred tax asset recorded for the first time

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED REVENUES
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)	(Audited)

GAAP Revenues	$27,271	$26,362	$96,545	$104,752

Fair value adjustment for acquired deferred revenues write down	$70	$2,109	$530	$2,367

Non-GAAP Revenues	$27,341	$28,471	$97,075	$107,119

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2013	2012
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$42,813	$50,026
Short term deposits	38,000	78,042
Marketable securities and restricted cash	40,798	14,987
Trade receivables, net	17,389	20,236
Other receivables and prepaid expenses	8,522	6,815
Inventories	13,798	9,963
Total current assets	161,320	180,069

LONG-TERM ASSETS:
Severance pay fund	254	213
Deferred Taxes	1,363	1,525
Other assets	224	239
Total long-term assets	1,841	1,977

PROPERTY AND EQUIPMENT, NET	5,874	6,609
GOODWILL AND INTANGIBLE ASSETS, NET	30,221	33,136

Total assets	$199,256	$221,791

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$3,191	$4,809
Deferred revenues	12,504	13,829
Other payables and accrued expenses	10,905	13,947
Liability related to settlement of OCS grants	-	15,886
Total current liabilities	26,600	48,471

LONG-TERM LIABILITIES:
Deferred revenues	2,447	3,945
Accrued severance pay	282	254
Total long-term liabilities	2,729	4,199

SHAREHOLDERS' EQUITY	169,927	169,121

Total liabilities and shareholders' equity	$199,256	$221,791

TABLE - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities:

Net income (Loss)	$1,185	$(15,061)	$(6,457)	$(6,738)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	839	1,007	3,423	3,120
Stock-based compensation related to options granted to employees	1,835	1,759	7,731	4,817
Amortization of intangible assets	1,148	996	2,915	1,947
Capital loss	-	6	18	20
Increase in accrued severance pay, net	(9)	(6)	(13)	-
Decrease (Increase) in other assets	1	(50)	15	6
Decease in accrued interest and amortization of premium on marketable securities	158	68	366	212
Increase (Decrease) in trade receivables	6,091	1,503	2,847	(8,139)
Decrease (Increase) in other receivables and prepaid expenses	(413)	(393)	(3,053)	1,159
Decrease (Increase) in inventories	(1,729)	1,096	(3,835)	3,233
Decrease (Increase) in long-term deferred taxes, net	162	(906)	162	(931)
Decrease in trade payables	(1,326)	(2,794)	(1,618)	(1,287)
Increase (Decrease) in employees and payroll accruals	(649)	225	(2,053)	2,392
Increase (Decrease) in deferred revenues	1,825	(2,794)	(2,823)	(7,089)
Increase (Decrease) in other payables and accrued expenses	(2,102)	(1,157)	(989)	84
Increase (Decrease) in Liability related to settlement of OCS grants	-	15,886	(15,886)	15,886

Net cash provided by (used in) operating activities	7,016	(615)	(19,250)	8,692

Cash flows from investing activities:

Increase in restricted deposit	-	1,039	146	913
Redemption of short-term deposits	-	15,958	40,042	-
Investment in short-term deposit	(14,400)	-	-	(54,042)
Purchase of property and equipment	(726)	(823)	(2,706)	(3,820)
Investment in marketable securities	(2,914)	(500)	(32,805)	(8,194)
Proceeds from redemption or sale of marketable securities	1,650	8,736	6,461	10,736
Acquisitions	-	-	-	(23,892)
Loan to purchased Subsidiary	-	-	-	(1,000)

Net cash provided by (used in) investing activities	(16,390)	24,410	11,138	(79,299)

Cash flows from financing activities:

Exercise of employee stock options	326	563	899	5,903
Redemption of bank loan	-	-	-	(1,952)

Net cash provided by financing activities	326	563	899	3,951

Increase (decrease) in cash and cash equivalents	(9,048)	24,358	(7,213)	(66,656)
Cash and cash equivalents at the beginning of the period	51,861	25,668	50,026	116,682

Cash and cash equivalents at the end of the period	$42,813	$50,026	$42,813	$50,026